UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               FORM 10-SB

               GENERAL FORM FOR REGISTRATION OF SECURITIES
                        OF SMALL BUSINESS ISSUERS
    Under section 12(b) or (g) of The Securities Exchange Act of 1934



                          VIPER NETWORKS, INC.
              _____________________________________________
             (Name of Small Business Issuer in Its Charter)



             UTAH                                84-1376402
      _______________________       ____________________________________
     (State of Incorporation)       (I.R.S. Employer Identification No.)



       7960 SILVERTON AVE., SUITE 210, SAN DIEGO, CALIFORNIA 92126
      ____________________________________________________________
       (Address of principal executive offices)        (Zip Code)


               Issuer's telephone number:   (858) 547-4214


Securities registered under Section 12(b) of the Exchange Act:

Title of each class      Name of exchange on which registered
-------------------      ------------------------------------

None                               None

Securities registered under Section 12(g) of the Exchange Act:

Title of each class      Name of exchange on which registered
-------------------      ------------------------------------

Common Stock, no par value         Non-OTC Bulletin Board


As of June 26, 2001, 3,815,709 shares of Issuer's common stock were outstanding.

                      VIPER NETWORKS, INC.

                                                                     PAGE
                                                                     ----

Form 10-SB Cover Page                                                 1

Index page                                                            2

                                 PART I

Item 1    Description of Business                                     3
Item 2    Management's Discussion and Analysis or
          Plan of Operation                                           18
Item 3    Description of Property                                     20
Item 4    Security Ownership of Certain Beneficial
          Owners and Management                                       21
Item 5    Directors and Executive Officers                            22
Item 6    Executive Compensation                                      24
Item 7    Certain Relationships and Related Transactions              25
Item 8    Description of Securities                                   25

                                 PART II

Item 1    Market Price of and Dividends on the Registrant's
          Common Equity and Related Stockholder Matters               27
Item 2    Legal Proceedings                                           27
Item 3    Changes in and Disagreements with Accountants               27
Item 4    Recent Sales of Unregistered Securities                     27
Item 5    Indemnification of Directors and Officers                   28

                                PART III

Item 1    Exhibits and Financial Statement Schedules                  29

Signature Page                                                        47



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
                                 PART I

ITEM 1.   BUSINESS

GENERAL

Viper Networks, Inc. ("VIPER" or the "Company"), a Utah corporation, is a multi-faceted telecommunications integration and network services company. VIPER specializes in the cost-effective design, implementation, maintenance and management of premise and network-based communications. The company also acts as an ASP (Application Service provider), hosting a number of different products and services on a wholesale and retail level. The Company targets medium-sized corporations, institutions and Internet service providers (ISP) that use technology to operate and optimize their business over data, voice and integrated networks.

With voice and video over IP (Internet Protocol) quickly becoming the standard for practical and affordable communications, many savvy customers see the need to deploy these types of networks. Training, researching and testing all the equipment and software necessary to deploy this infrastructure can be taxing on a company's personnel and finances. VIPER's "turn key" services make a "buy vs. build" solution an easy and affordable way to deploy IP networks and services. Companies can take advantage of all the benefits and cost savings an IP based network offers without having to train their current staff, or absorb all the costs in order to offer these services. VIPER will design, deploy and maintain a voice, video and data network for its customers. Outsourcing this will allow customers to take full advantage of an IP based network without all the risks, or costs.

Recently, businesses have shifted from a premises based, hardware-centric model for communications applications. Enterprise IT resources are almost universally overtaxed, and this is part of the reason why moving voice and data onto a single, common infrastructure holds immediate appeal. To outsource as much of that infrastructure as possible and focus internal resources on their core competencies, is the next logical step toward more effective IT management. While this trend is by no means limited to telephony, the introduction of voice-over-IP allows for a level of scale and feature diversity that makes telephony outsourcing more of a viable option than it ever previously had been. VIPER is focused on this model and offers their customers a pre-designed voice, video and data network packaged. VIPER is a "full service" integrator and Application Service Provider whose core competency is building and maintaining IP based networks.

VIPER is positioned to be a leading provider of carrier class IP telephony solutions to businesses, Internet service providers, and the multi-tenant market. Using equipment and resources from such companies as CISCO, DELL and LEVEL 3, VIPER has made a commitment to its customers to deploy the highest quality solution at an affordable price.

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Market research firms including Frost & Sullivan, IDC and Probe Research forecast significant growth for the IP telephony marketplace:

     *    IP telephony should account for 12.5 billion minutes by 2001
     * 25% of all the world's phone calls will likely be over IP networks by 2010

VIPER's ASP (Application Service Provider) solutions allow business's to take advantage of a host of products and services that may not be cost effective to implement on their own. These products include Voice E-Commerce, Internet Call waiting, and pre and post paid IP calling services.

On November 15, 2000, Taig Ventures, Inc. ("TAIG"), VIPER's predecessor, executed a definitive Securities Purchase Agreement and Plan of Reorganization (the "Purchase Agreement") pursuant to which TAIG, acquired 100% of the outstanding common shares of Viper Networks, Inc. ("VIPER-CA"), a California corporation, in exchange for 36,000,000 common shares of TAIG.

The acquisition was effected through a Plan of Reorganization (the "Reorganization"), with Viper Networks, Inc. as the surviving corporation. Upon consummation of the Purchase Agreement, Reorganization and approval by the shareholders and the Board of Directors of TAIG at an Extraordinary Meeting of the Shareholders held December 29, 2000, (1) the name of the Company was changed to Viper Networks, Inc., leaving VIPER-CA, as a wholly-owned subsidiary and (2) a reverse split of the common stock was effected on a 1 for 12 basis.

BACKGROUND

The Company was incorporated under the laws of Utah on February 28, 1984 as Tinglefoot Mining, Inc. The Company had originally been formed for the intention of developing a mining operation through the acquisition of the Tinglefoot Mine. The Company was unsuccessful it its attempts to acquire the Tinglefoot Mine and was never able to establish an alternative business operation and remained dormant until 1994 when a new management team took office and decided to alter the nature of the Company's business by pursuing investment opportunities in Mexico. On December 20, 1995, the Company changed its name by action of the shareholders to Mexico Investment Corporation and reversed its common stock on a 1 for 40 basis. The Company was successful in reaching an agreement with Tri-National Development Corp., a Wyoming corporation headquartered in San Diego, California ("TND"), whereas the Company would assist TND in developing its various real estate properties in Northern Baja California, Mexico. To reflect to focus on this region of Mexico, the Company changed its name on February 26, 1996 by action of its shareholders to Baja Pacific International, Inc. In discussions with the management of TND regarding its 2,500-acre golf, residential and commercial development, known as the Hills of Bajamar, located in the Municipality of Ensenada in Northern Baja California, Mexico, approximately 45 miles south of the San Diego, California border, it was recognized that the Hills of Bajamar and the surrounding properties, including the 1,600-acre Bajamar

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Ocean Front Golf and Hotel, would require a massive upgrade of its existing telecommunication facilities and that Baja Pacific International, Inc.
would focus its attention in this particular area in the development. It was decided that a new management team would be best suited to execute this business model, as well as pursuing other telecommunication projects. On April 30, 1998 at an Extraordinary Meeting of the Shareholders, it was approved to: (1) execute an exclusive agreement with TND to service all of their telecommunication needs for the Hills of Bajamar, which is planned to include two 18-hole golf courses, a 100-room hotel, roughly 2,200 residential homesites, 380 condominiums and approximately 275,000 square feet of industrial space; in addition, the agreement included the purchase of 50 acres for $3,000,0000 payable in preferred convertible stock; (2) an agreement to acquire a 5% stake in Future Tel Communications, a Vancouver B.C. telecommunications company, for 200,000 common shares; and (3) a name change effective October 7, 1998 to Taig Ventures, Inc.

The acquisition of VIPER-CA in November of 2000 and the subsequent reorganization completed in December of 2000, provided the Company with voice, video and data integration capabilities. As the Internet becomes the standard for practical and affordable communications domestically and more importantly, internationally, the Company plans to fulfill its long-term business plans of constructing a communications facility on the 50 acres in Ensenada it purchased from TND in April of 1998. This would enable the Company to offer cost-effective telecommunications to all of the residents and tenants of TND properties, as well as all of the immediate surrounding areas.

This region of Mexico has experienced an incredible influx of new residents with population in excess of 1,200,000 in Tijuana, approximately 250,000 in Ensenada and over 125,000 in Rosarito and increasing with almost 100,000 new arrivals every year since 1995. This influx is mostly due to the passage of the North American Free Trade Agreement (NAFTA) and the explosion of foreign companies taking advantage of the lower costs of land and labor and favorable tariff treatment. There are now estimated to be over 700 maquiladoras (factories) in this region and growing. In addition to the Mexican nationals in this area, there are roughly 100,000 U.S. retirees residing in this region and that number is expected to double by the year 2010.

     CAUTIONARY STATEMENT PURSUANT TO SAFE HARBOR PROVISIONS OF THE
            PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

THIS FORM 10-SB CONTAINS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. THESE FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS OF EXPECTATIONS, BELIEFS, FUTURE PLANS AND STRATEGIES, ANTICIPATED EVENTS OR TRENDS AND SIMILAR EXPRESSIONS CONCERNING MATTERS THAT ARE NOT HISTORICAL FACTS. THE FORWARD-LOOKING STATEMENTS IN THIS 10-K ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN OR IMPLIED BY THE STATEMENTS.

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With regard to the Company, the most important risks and uncertainties that could affect future results include, but are not limited to, the following:

     *    Changing technology
     *    Competition
     *    Possible future government regulation
     *    Competition for talented employees
     *    Achieving funding for future operations

PRODUCTS AND SERVICES

VIPER offers a wide array of communication services such as network management, maintenance, professional services, project management, network integration and transport services.

VIPER's ability to understand its customers' business dilemmas and objectives begins with VIPER's sales and technical staff. VIPER understands the critical nature of designing and deploying the most efficient and cost-effective technology. The Company's services are designed to capitalize on this experience.

In addition, VIPER's ASP services help companies maximize revenue and effectiveness of Web based selling and services.

Our goal is to deliver high quality, low cost voice, video and fax communications over the Internet as well as other Internet-based enhanced voice services. The benefits of our solutions include:

* THE HIGHEST QUALITY. We believe that we deliver to our customers high quality voice communications over the Internet at competitive pricing.

* LOWER COSTS. By using the public Internet, we are able to reach and rapidly deploy many affiliates throughout the world at a substantially lower capital expense than building the dedicated connections that a traditional telephony carrier would require.

* INTEROPERABILITY. We intend to continue to comply with the standards of interoperability of voice over the Internet services.

* ENHANCED E-COMMERCE SERVICES. Because Viper can deliver high quality voice on the Internet globally, we believe it can become a preferred network for a variety of voice-enhanced web sites and enable us to offer services to e-commerce providers who want to provide their customers with the ability to talk over the Internet while browsing a web site.

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
PROFESSIONAL SERVICES

VIPER's professional services group offers in-depth thorough analysis of enterprise networks. VIPER consultants provide a range of services that help customers determine if and how their network is performing to meet business objectives. These services include:

     * Network Assessment and Baseline, which provides a view of the network through an audit process. VIPER monitors the customer's network to determine traffic/protocol distribution, utilization, network congestion, application usage and performance inefficiencies.

     * Enterprise Network Architecture and System Design, which provides design and redesign of enterprise networks that conform to current and future technology needs of the customer. Connectivity options such as remote access, dial-in, Internet and wide-area connectivity are evaluated. In addition, VIPER determines requirements for e-mail, thin client applications and then implements them thus creating a more robust environment for sharing information across the enterprise.

     * Network Security, which provides security assessment, security policy and firewall evaluation for customers who need a more demanding and comprehensive review of their security requirements.

     * Technology Assessment, which provides solutions to help customers differentiate themselves and strengthen there market position within there, given industry. VIPER takes into account the customers' business strategy and offers core competencies in technologies such as Internet protocol telephony Voice E-commerce and Internet Call Waiting.

PROJECT MANAGEMENT AND NETWORK INTEGRATION SERVICES

The Company provides project management and network integration services to facilitate the implementation of customer networks pursuant to design specifications. VIPER's project management expertise encompasses legacy technologies and state-of-the-art technologies enabling the rollout of turnkey solutions delivering fully operational enterprise networks. The Company also programs and furnishes premise-based components of integrated networks utilizing complex network technologies across multi-vendor environments.

NETWORK TRANSPORT SERVICES

VIPER provides a broad range of transport services for multi-location enterprise network connectivity. Services include dedicated private line, frame relay, Asynchronous Transfer Mode ("ATM") and Internet Protocol ("IP"). These services are blended with VIPER's network management and integration services. To provide transport services, the Company plans to execute agreements with a number of VoIP Termination Partners.

STRATEGY

VIPER'S strategic focus is on delivering increased value to its customers through its technical capabilities in data, voice and integrated multi-media enterprise networks. The Company is pursuing three interrelated initiatives:

     * Establishing itself as an innovator in the application of networking technologies for business solutions with additional employee training and educational programs.

     * Strengthen its position as a network services and integration, and Application Service Provider company.

     * Secure wholesale national partnerships to leverage its customer service network, knowledge base and technical infrastructure.

VIPER promotes life cycle management of the networking infrastructure or its growing installed base. Customers benefit by using several of VIPER's services, maximizing their use of the Company's technical resources. The Company attributes the potential growth in sales of Customer Service and Network Services, to its strategy of delivering increased value both by cross-selling its services.

Our goal is to become the leading provider of enhanced Voice over the Internet products. In order to accomplish this, we have set forth the following objectives:

     * Capitalize our early entrant status in offering VoIP products and services

     *    Expand VIPER by adding additional points of presence nationwide.

     *    Capitalize on the cost advantages of the Internet

     *    Use VoIP to enhance Internet applications

     *    Expand our role as an Application Service Provider

     *    Establish Viper as a leader in quality

     *    Provide our customers and affiliates with direct access to Viper

     *    Deliver additional cutting-edge VoIP products and services

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
INDUSTRY OVERVIEW AND MARKET NICHE

The global telecommunications industry has grown at a rapid rate over the last decade, driven by domestic and international deregulation, technological development, network deployment and the globalization of business. The number of communications service providers has also been increasing as a result of competition fostered by domestic and international deregulation. These factors have contributed to a substantial decrease in the cost of telephony services delivered over the traditional telephone network. This decrease in price, however, has been offset by an increase in total revenue driven by the growth in demand that low prices have created. Based on country-by-country information and other data provided by the International Telecommunications Union, total telecommunications services revenue was approximately $700 billion in 1997. According to Insight Research Corporation, an industry research firm, this market is projected to grow to approximately $1.3 trillion by 2003. According to TeleGeography, a market research firm, total international voice over Internet Protocol traffic grew to approximately 1.7 billion minutes in 1999. Also according to TeleGeography, 2000 international telephone traffic grew by over 15% in 1999, to approximately 107.8 billion minutes (this number does not include PC-to-phone traffic, traffic routed over end-to-end IP networks, traffic routed on private networks, or domestic traffic in any country).

In addition, over the last decade, the volume of traffic on data networks has grown at an even faster rate. This growth has been driven by several factors, including technological innovation, high penetration of personal computers and, in particular, by the rapid expansion of the Internet as a global medium for communications, information and commerce. International Data Corporation, a market research firm, estimates that the number of Internet users worldwide will grow from approximately 142 million in 1998 to approximately 399 million in 2002. This increase in data traffic has necessitated additional data network capacity and quality. As a result, businesses have invested billions of dollars in order to meet this need.

We believe that the combination of increasing demand for voice services and the proliferation of data networks, with their enhanced functionality and efficiency, is driving the convergence of voice traffic and data networks, including the Internet. We expect this transfer of traffic to accelerate as corporations and network infrastructure providers attach increasing value to data networks and as the functionality of computers and computing devices, such as personal digital assistants, is enhanced by voice capability.

NETWORK INFRASTRUCTURE

The basic technology of traditional telecommunications is designed for slow mechanical switches. Communications over the traditional telephone network are routed through circuits which must dedicate resources to each call until the call ends, regardless of whether anyone is actually talking on the circuit. This circuit-switching technology incurs a significant cost per call and does not efficiently support the integration of voice with data services.

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Data networks, however, were designed for electronic switching. They break the data stream into small, individually addressed packages of data which are routed independently of each other from the origin to the destination. Therefore, they do not require a fixed amount of bandwidth to be reserved between the origin and destination of each call. This allows multiple voice or voice and data calls to be pooled, resulting in these networks being able to carry more calls with an equal amount of bandwidth.

THE EMERGENCE OF VOICE ON DATA NETWORKS

Voice on the Internet consists of both traditional and enhanced voice and fax services between ordinary phones and the addition of interactive voice capability to computers, web sites and email. Voice on the Internet serves both the extensive market of existing phone users and the expanding market of computer users. We believe data networks provide lower cost than the traditional telephone network and are better suited to deliver future enhanced services to both phone users and computer users. Moreover, the Internet is the most cost-effective data network for transmitting any type of data worldwide, including voice.

Telephony based on Internet protocols emerged in 1995, with the invention of a personal computer program that allowed the transport of voice communications over the Internet via a microphone connected to a personal computer. Initial sound quality was poor and the service required that both parties to the conversation use personal computers instead of telephones. In 1996, the advent of the gateway for the first time offered anyone with access to a telephone the ability to complete calls on the Internet. A gateway is a device that transfers calls from the traditional telephone network to a network such as the Internet, and vice versa.

THE ECONOMICS OF INTERNET TELEPHONY

Long distance telephone calls transported over the Internet are less expensive than similar calls carried over the traditional telephone network primarily because the cost of using the Internet is not determined by the distance those calls need to travel. Also, routing calls over the Internet is more cost-effective than routing calls over the traditional telephone network because the technology that enables Internet telephony is more efficient than traditional telephone network technology. The greater efficiency of the Internet creates cost savings that can be passed on to the consumer in the form of lower long distance rates or retained by the carrier as higher margins.

Beyond cost benefits, innovation in the provision of enhanced services is expected to yield increased functionality as well. We believe such enhanced functionality will expand the addressable market for Internet services to include anyone with a telephone. We believe this market is potentially larger than the market for any other existing Internet service which requires a computer for access. Moreover, computer users will benefit from interactive voice being an option in web browsing and other computer-based communications.

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LIMITATIONS OF EXISTING INTERNET TELEPHONY SOLUTIONS

The growth of voice on the Internet has been limited in the past due to poor sound quality caused by technical issues such as delays in packet transmission and bandwidth limitations related to Internet network capacity and local access constraints. However, the continuing addition of data network infrastructure, recent improvements in packet-switching and compression technology, new software algorithms and improved hardware have substantially reduced delays in packet transmissions and the effect of these delays. Based on these improvements, International Data Corporation projects that Internet protocol telephony revenue will grow rapidly to over $23.4 billion in 2003.

Several large long distance carriers, including AT&T and Sprint, have announced Internet telephony service offerings. Smaller Internet telephony service providers have also begun to offer low-cost Internet telephony services from personal computers to telephones and from telephones to telephones. Traditional carriers have substantial investments in traditional telephone network technology, and therefore have been slow to embrace Internet technology. We believe that these service offerings by large long distance carriers and smaller providers are generally available in limited geographic areas and can only complete calls to a limited number of locations.

We believe that the infrastructure required for a global network is too expensive for most companies to deploy on their own. This mandates that the network be a combination of gateways owned by different operators. For a network to achieve optimal functionality, however, the gateways need to be interoperable, or able to communicate with one another. As a result, uniform standards for vendors and manufacturers of Internet telephony equipment and software need to be developed.

In recent years, commercial web sites have grown in popularity. Efforts to enhance these web sites with voice enabled e-commerce features such as click-and-call contact with a customer service agent have been hampered by the early quality problems with voice on the Internet described above.

INCREASING TREND TOWARD OUTSOURCING TELEPHONY SOLUTIONS

We believe that the global reach and functionality of the Internet makes it especially suited for enhanced voice services. These services, which may include web-to-phone, phone-to-PC and unified messaging, could be a significant source of additional revenues to Internet portals, Internet service providers and web sites that are seeking to expand their service offerings. Such voice services require considerable expertise and capital to deploy and may involve execution risk for any Internet portal, Internet service provider or web site lacking this expertise. We expect that Internet portals, Internet service providers and web sites will increasingly outsource their communications services to companies, like us, that provide the network and expertise necessary to facilitate those services rather than incurring the risk and delay of developing and deploying an array of communications services themselves and undertaking the task of building a global network.

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
OTHER INDUSTRY DEVELOPMENTS

Enterprises are accelerating the deployment of increasingly complex network architectures. This is due to technology advancements for business applications that reduce operating expenses and improve customer care. Advancements in WAN technologies such as ATM switches, frame relay switches, and IP tools, enable businesses to reach and serve broader customers bases faster and more efficiently than ever. In addition, hardware and carrier technologies have enabled data and voice applications to run on a common infrastructure thereby reducing operating expenses, especially for businesses operating in a WAN environment. Furthermore, intranets, extranets and virtual private networks are becoming viable solutions for enterprises looking to communicate and collaborate with their customers and partners without geographic limitations.

Advancements in carrier technologies like IP, ATM and Sonet facilitate simultaneous transportation of data, voice and multimedia applications, at vastly higher speeds and with greater quality of service than previously thought possible. Carrier providers are expected to continue significant network infrastructure investment in order to keep up with the demand for evolving technologies. In addition, cable operators are investing in deployment of two-way broadband services across hybrid fiber coaxial cable providing yet another choice for high-speed data transmission and telephony.

With technology so accessible and affordable and geographic boundaries all but eliminated, enterprises are faced with the same challenges as before, magnified by the probability that their competitors are using technology to win and retain customer loyalty. The challenges businesses, financial institutions, governmental entities and other enterprises are faced with are significant and are centered around:

     *    Competitive advantage through information technologies

     *    Financial risk associated with network downtime

     *    Financial risk associated with new project implementation

     *    Network security

     *    Shortage of technical personnel

Communications companies that provide solutions to these challenges and can bring together all the components that comprise a network - the systems and equipment that switch, route and terminate information, the circuits that carry information and the services that make the network work and keep it working - are well positioned.

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COMPETITION

Industry competition includes a variety of companies from all sectors of the telecommunications industry. Examples include: hardware manufacturers and carriers who sell their own products, sales agents who act on behalf of manufacturers and carriers, and distributors who buy and resell products. Hardware manufacturers include multinational companies like Cisco Systems, Inc. and Lucent Technologies Inc. Carriers include regional bell operating companies, such as US West, and interexchange carriers such as MCI Worldcom, AT&T and Sprint. Distributors include national systems integrators such as EDS, IBM Global Services and large consulting firms. Many of the Company's competitors have substantially greater resources than VIPER.

GOVERNMENT REGULATION

Certain aspects of the Company's operations are subject to regulation by the Federal Communications Commission ("FCC"). The FCC has the authority to regulate prices charged by inter-city common carriers. In August 1982, the FCC substantially deregulated non-facilities-based, resale carriers such as the Company, and no longer requires certification of these type of carriers or the filing of tariffs. The Company is consequently not obligated to file tariffs with the FCC for the interstate circuits it provides to customers.

The Company and other such carriers, however, will still be required to provide service upon reasonable request and will be prohibited from engaging in discriminatory activities.

REGULATION OF INTERNET TELEPHONY

The use of the Internet to provide telephone service is a fairly recent market development. At present, Viper is not aware of any domestic, and is only aware of a few foreign, laws or regulations that prohibit voice communications over the Internet.

United States. Viper believes that, under U.S. law, the Internet-related services that Viper provides constitute information services as opposed to regulated telecommunications services, and, as such, are not currently actively regulated by the FCC or any state agencies charged with regulating telecommunications carriers. Nevertheless, aspects of our operations may be subject to state or federal regulation, including regulation-governing universal service funding, disclosure of confidential communications and excise tax issues. Viper cannot provide assurances that Internet-related services will not be actively regulated in the future. Several efforts have been made in the U.S. to enact federal legislation that would either regulate or exempt from regulation services provided over the Internet. Increased regulation of the Internet may slow its growth, particularly if other countries also impose regulations. Such regulation may negatively impact the cost of doing business over the Internet and materially adversely affect our business, operating results, financial condition and future prospects.

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The FCC has considered whether to impose surcharges or other common carrier regulations upon certain providers of Internet telephony, primarily those which, unlike Viper, provide Internet telephony services directly to end users. While the FCC has presently refrained from such regulation, the regulatory classification of Internet telephony remains unresolved.

Specifically, the FCC has expressed an intention to further examine the question of whether certain forms of phone-to-phone Internet telephony are information services or telecommunications services. The two are treated differently in several respects, with certain information services being regulated to a lesser degree. The FCC has noted that certain forms of phone-to-phone Internet telephony bear many of the same characteristics as more traditional voice telecommunications services and lack the characteristics that would render them information services.

If the FCC were to determine that certain Internet-related services including Internet telephony services are subject to FCC regulations as telecommunications services, the FCC could subject providers of such services to traditional common carrier regulation, including requirements to make universal service contributions, and pay access charges to local telephone companies. It is also possible that the FCC may adopt a regulatory framework other than traditional common carrier regulation that would apply to Internet telephony providers. Any such determinations could materially adversely affect Viper. Business, financial condition, operating results and future prospects to the extent that any such determinations negatively affect the cost of doing business over the Internet or otherwise slow the growth of the Internet. Congressional dissatisfaction with FCC conclusions could result in requirements that the FCC impose greater or lesser regulation, which in turn could materially adversely affect Viper's business, financial condition, operating results and future prospects.

State regulatory authorities may also retain jurisdiction to regulate certain aspects of the provision of intrastate Internet telephony services. Several state regulatory authorities have initiated proceedings to examine the regulation of such services. Others could initiate proceedings to do so.

The regulatory treatment of Internet telephony outside of the U.S. varies widely from country to country. A number of countries that currently prohibit competition in the provision of voice telephony also prohibit Internet telephony. Other countries permit but regulate Internet telephony. Some countries will evaluate proposed Internet telephony service on a case-by-case basis and determine whether it should be regulated as a voice service or as another telecommunications service. Finally, in many countries, Internet telephony has not yet been addressed by legislation or regulation. Increased regulation of the Internet and/or Internet telephony providers or the prohibition of Internet telephony in one or more countries could materially adversely affect our business, financial condition, operating results and future prospects. The European Commission regulatory regime, for example, distinguishes between voice telephony services and other telecommunications services.

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In January 1998, the European Commission issued a communication addressing whether Internet telephony was voice telephony and thus subject to regulation by the member states of the European Union. Consistent with its earlier directives, the Commission concluded that no form of Internet telephony currently meets the definition of voice telephony subject to regulation by the member states of the European Union. The European Commission stated that only phone-to-phone communications reasonably could be considered voice telephony and that, at present, even phone-to-phone Internet telephony does not meet all elements of its voice telephony definition. Therefore, the European Commission concluded that, at the present time, voice over Internet services cannot be classified as voice telephony. More recently, in September 2000, after requesting comments from interested parties the European Commission issued a subsequent communication in which it reaffirmed that Internet telephony is not currently voice telephony.

As a result of the European Commission's conclusion, providers of Internet telephony should be subjected to no more than a general authorization or declaration requirement by European Union member countries. However, Viper cannot provide assurances that more stringent regulatory requirements will not be imposed by individual member countries of the European Union, since Commission communications, unlike directives, are not binding on the member states. The member countries therefore are not obligated to reach the same conclusions as the Commission on this subject so long as they adhere to the definition of voice telephony in the Services Directive. Moreover, in its January 1998 IP Telephony Communication, the European Commission stated that providers of Internet telephony whose services satisfy all elements of the voice telephony definition and whose users can dial out to any telephone number can be considered providers of voice telephony and may be regulated as such by the member states of the European Union.

CERTAIN OTHER REGULATION AFFECTING THE INTERNET

United States. Congress has recently adopted legislation that regulates certain aspects of the Internet, including online content, user privacy and taxation. In addition, Congress and other federal entities are considering other legislative and regulatory proposals that would further regulate the Internet. Congress has, for example, considered legislation on a wide range of issues including Internet spamming, database privacy, gambling, pornography and child protection, Internet fraud, privacy and digital signatures. Various states have adopted and are considering Internet-related legislation. Increased U.S. regulation of the Internet may slow its growth, particularly if other governments follow suit, which may negatively impact the cost of doing business over the Internet and materially adversely affect our business, financial condition, results of operations and future prospects.

International. The European Union has also enacted several directives relating to the Internet. The European Union has, for example, adopted a directive that imposes restrictions on the collection and use of personal data. Under the directive, citizens of the European Union are guaranteed rights to access their data, rights to know where the data originated, rights to have inaccurate data rectified, rights to recourse in the event of unlawful processing and rights to withhold permission to use their data for direct marketing. The directive could, among other things, affect U.S. companies that collect or transmit information over the Internet from individuals in European Union member states, and will impose restrictions that are more stringent than current Internet privacy standards in the U.S. In particular, companies with offices located in European Union countries will not be allowed to send personal information to countries that do not maintain adequate standards of privacy. Although Viper does not engage in the collection of data for purposes other than routing its services and billing for its services, the directive is quite broad and the European Union privacy standards are stringent. Accordingly, the potential effect on the development of Viper in this area is uncertain.

SALES

VIPER's sales efforts are currently staffed by 4 sales personnel with a heavy emphasis on outside referrals. The Company's sales representatives initially contact potential customers from referrals from other customers or by local market knowledge. Thereafter, the Company is engaged to evaluate and recommend a network integration solution and network services. One of VIPER's strengths is the continuing customer relationships that provide both cross selling and repeat business opportunities and a solid base for references. The Company's sales efforts are divided into two areas: one targeting new business and the other targeting VIPER's installed base.

MARKETING AND DISTRIBUTION

Our marketing goals are to:

     * Expand the presence of our Click to speak application through direct sales efforts

     * Offer other value add products and services to our existing customer base.

     * Work with our strategic partners to co brand and co develop products and services

     *    Increase efforts through "re seller" channels to increase sales

     *    Increase the number of carriers that are Viper affiliates

     * Maintain and expand our market leadership position among providers of voice and fax services over the Internet.

We use the reputations and industry relationships cultivated by our senior management and our status as an early entrant to attract affiliates to Viper. We typically meet potential affiliates at Internet and telephony trade shows and Seminars. We also target strategic affiliates in our industry.

CUSTOMERS

The Company provides hardware and installation and maintenance services on a project-by-project basis.

We sell Viper Networks Click to Speak product both directly to corporate customers and through other providers of e-commerce services. That service has been particularly attractive to the hospitality and travel industry and is gaining traction in the financial services industry among others.

SEASONALITY

The sales of the Company are not seasonal to any significant extent. Sales may decrease or increase at various times throughout a year due to customers' purchasing decisions.

The Company receives orders for the sale and installation of network systems and network services to be installed and provisioned in the future.

In addition, the Company plans to have on-going contracts with customers that will range from 3 months to 5 years for network management, maintenance service, application hosting and transport services, which would provide monthly recurring revenue to the Company.

EMPLOYEES

On March 31, 2001, the Company employed 4 full-time employees including 4 executive officers, of which 2 are in sales and marketing, 1 in network operations and technical services, and 1 in accounting, administration, and other support areas. In addition Viper has 5 independent outside sales representatives. Additional personnel will be hired on an as needed basis, utilizing consultants and outside contractors in the interim.

RESEARCH AND DEVELOPMENT

VIPER is primarily a network integrator and network services provider and as such is only conducting research and development efforts on a limited basis.

LOCATIONS

The Company's headquarters and principal office is located at 7960 Silverton Ave., Suite 210, San Diego, California 92126. Its telephone number is (858) 547-4214; its fax number is 858-547-4219; and its web address is www.ViperIP.com.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following is management's discussion and analysis of certain significant factors that have affected the Company's financial condition and results of operations during the periods included in the accompanying financial statements. The following discussion should be read in conjunction with the Company's financial statements, including the notes thereto, appearing in Part III.

COMPANY OVERVIEW

The Company was incorporated under the laws of Utah on February 28, 1984 as Tinglefoot Mining, Inc. The Company had originally been formed for the intention of developing a mining operation through the acquisition of the Tinglefoot Mine. The Company was unsuccessful it its attempts to acquire the Tinglefoot Mine and was never able to establish an alternative business operation and remained dormant until 1994 when a new management team took office and decided to alter the nature of the Company's business by pursuing investment opportunities in Mexico. On December 20, 1995, the Company changed its name by action of the shareholders to Mexico Investment Corporation and reversed its common stock on a 1 for 40 basis. The Company was successful in reaching an agreement with Tri-National Development Corp., a Wyoming corporation headquartered in San Diego, California ("TND"), whereas the Company would assist TND in developing its various real estate properties in Northern Baja California, Mexico. To reflect to focus on this region of Mexico, the Company changed its name on February 26, 1996 by action of its shareholders to Baja Pacific International, Inc. In discussions with the management of TND regarding its 2,500-acre golf, residential and commercial development, known as the Hills of Bajamar, located in the Municipality of Ensenada in Northern Baja California, Mexico, approximately 45 miles south of the San Diego, California border, it was recognized that the Hills of Bajamar and the surrounding properties, including the 1,600-acre Bajamar Ocean Front Golf and Hotel, would require a massive upgrade of its existing telecommunication facilities and that Baja Pacific International, Inc. would focus its attention in this particular area in the development. It was decided that a new management team would be best suited to execute this business model, as well as pursuing other telecommunication projects. On April 30, 1998 at an Extraordinary Meeting of the Shareholders, it was approved to: (1) execute an exclusive agreement with TND to service all of their telecommunication needs for the Hills of Bajamar, which is planned to include two 18-hole golf courses, a 100-room hotel, roughly 2,200 residential homesites, 380 condominiums and approximately 275,000 square feet of industrial space; in addition, the agreement included the purchase of 50 acres for $3,000,0000 payable in preferred convertible stock; (2) an agreement to acquire a 5% stake in Future Tel Communications, a Vancouver B.C. telecommunications company, for 200,000 common shares; and (3) a name change effective October 7, 1998 to Taig Ventures, Inc.

The acquisition of VIPER-CA in November of 2000 and the subsequent reorganization completed in December of 2000, provided the Company with voice, video and data integration capabilities. As the Internet becomes the standard for practical and affordable communications domestically and more importantly, internationally, the Company plans to fulfill its long-term business plans of constructing a communications facility on the 50 acres in Ensenada it purchased from TND in April of 1998. This would enable the Company to offer cost-effective telecommunications to all of the residents and tenants of TND properties, as well as all of the immediate surrounding areas.

This region of Mexico has experienced an incredible influx of new residents with population in excess of 1,200,000 in Tijuana, approximately 250,000 in Ensenada and over 125,000 in Rosarito and increasing with almost 100,000 new arrivals every year since 1995. This influx is mostly due to the passage of the North American Free Trade Agreement (NAFTA) and the explosion of foreign companies taking advantage of the lower costs of land and labor and favorable tariff treatment. There are now estimated to be over 700 maquiladoras (factories) in this region and growing. In addition to the Mexican nationals in this area, there are roughly 100,000 U.S. retirees residing in this region and that number is expected to double by the year 2010.

PLAN OF OPERATION

Viper Networks, Inc. (formerly Taig Ventures, Inc.), a Utah corporation (the "Company"), recently acquired 100% of the outstanding common stock of Viper Networks, Inc., a California corporation ("Viper-CA"). Viper-CA, an Application Service Provider, was formed in September of 2000 to offer, sell and market e-commerce, unified messaging and other Internet Protocol
(IP) products and services.

The Company, with its newly acquired subsidiary and telecommunications focus, is a development stage company. To finance the hardware necessary to implement the Company's strategy, the Company has obtained lines of credit financing from both Cisco Systems and CitiCapital in excess of $100,000. The Company has already purchased some of the needed hardware and completed installation. The Company has received preliminary commitments from various software providers in excess of $250,000 to acquire the necessary software components. The Company is currently evaluating and testing different applications to determine the best solution(s) for the ongoing cash flow and potential. Viper Networks, Inc. has already started negotiating with various Internet Service Providers to develop strategic partnerships to resell the Company's various products and services to their existing customer base. In addition to strategic partnerships, the Company has started due diligence for several acquisition candidates that would serve as strategic partners, as well as supporting the Company's long-term goals of increasing shareholder value through continued, predictable earnings.

LIQUIDITY

In addition to the lines of credit, the Company has sold approximately 600,000 restricted common shares for gross proceeds of roughly $60,000. Upon the Company's Form 10-SB registration statement going effective with the U.S. Securities and Exchange

Commission, the Company plans to file a SB-2 registration statement for an additional $5,000,000 offering of the Company's common stock. Upon a successful sellout of the SB-2, proceeds from the SB-2 would be used for acquisitions and general working capital. The Company has already received its trading symbol from NASDAQ of "VPER".

The Company also has the option to sell the 50 acres of the Hills of Bajamar, which has appreciated since the original purchase in April of 1998 at $60,000 per acre.

ITEM 3.   DESCRIPTION OF PROPERTY

PRINCIPAL OFFICE

The Company's headquarters and principal office is located at 7960 Silverton Ave., Suite 210, San Diego, California 92126. The Company leases this space under a month-to-month agreement for approximately 1,000 square feet for $1.00 per foot.

HILLS OF BAJAMAR INDUSTRIAL SPACE

In June of 1998, the Company purchased 50 acres of real property located in the Municipality of Ensenada, Baja California, Mexico from Tri-National Development Corp., a publicly-traded Wyoming corporation, for $60,000 per acre, for a total purchase price of $3,000,000, plus construction and management contracts on said 50 acres.

The Company delivered to Tri-National Development Corp. at closing, 3,000,000 shares of its Convertible Preferred Non-Voting Class B shares at a value of $1.00 per share for a total value of $3,000,000. The preferred stock accumulates interest at a rate of 15% per annum and will be convertible into common stock at $1.00 per share or market price for the 10 day average prior to the date of conversion, whichever is less, but in no event less than $.75 per share. The conversion date is at the option of Tri-National Development Corp., however, no sooner than 12 months from the date of closing and in no case later than 15 days after the common stock of the Company trades at or above $2.00 per share for a period of thirty consecutive days.

Additionally, the Company Inc. provided Tri-National Development Corp. warrants to purchase 1,000,000 common shares at a price of $3.00 per share, presuming that the Company's common shares are trading at $4.00 or higher; $2.00 per shares if the Company's common shares are trading between $3.00 and $4.00 per share; $1.25 per share if the Company's common shares are trading between $2.00 and $3.00; and in no event less than $.75. The price and terms for the property are based on arms length negotiations between the parties and was approved by the Board of Directors and the shareholders of the Company at the Annual Meeting of the Shareholders, held on April 30, 1999.

In November of 2000, the Company revised the terms and conditions of the preferred stock and as of November 15, 2000, the value of the 3,000,000 shares of Class B

Series A Cumulative Convertible Preferred stock ("Shares") is $4,250,000, including accumulated interest.

The 3,000,000 Shares will continue to accumulate interest after November 15, 2000. However, any and all interest accumulated after November 15, 2000 will be paid back to Viper from TND at the time of conversion. The Shares will be convertible into common stock for a total value of $4,500,000, based upon the market price for the 30-day average prior to the date of conversion, but in no event more than 4,500,000 common shares, which will not be affected or subject to any reverse split(s) prior to conversion.

The conversion date is at the option of Viper, however, will be no sooner than 12 months from the first day that the common shares of Viper are publicly traded and in no case later than 15 days after the common stock of Viper trades at or above $2.00 per share for a period of thirty consecutive days.

The additional common stock purchase warrants that were issued to TND will be modified as follows:

TND will have the right to purchase an additional 1,000,000 common shares ("Warrants") of Viper for a period of one year from the date of conversion, as outlined above, at the same price the Shares are converted, as outlined above. The Warrants will not be affected or subject to any reverse split(s) prior exercise.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the Common Stock as of March 31, 2001 (based on a total of 3,815,709, outstanding shares of Common Stock) by (1) all persons know by the Company to own beneficially more than 5% of the common stock, (II) each of the Company's Directors, (III) each of the Named Executive Officers, and
(IV) all executive officers and directors as a group. Except as otherwise indicated, the Company believes the persons named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

NAME AND ADDRESS OF                 SHARES BENEFICIALLY     PERCENTAGE
BENEFICIAL OWNER (1)                OWNED                   BENEF. OWNED

James Wray (2)                      1,000,000               26.2%
7920 Silverton Ave., Suite 210
San Diego, CA  92126

John Castiglione (3)                1,000,000               26.2%
7920 Silverton Ave., Suite 210
San Diego, CA  92126

Jason Sunstein (4)                    240,000                6.2%
7920 Silverton Ave., Suite 210
San Diego, CA  92126

First Pacific Investment Management   320,000                8.4%
1666 Garnet Ave., #212
San Diego, CA  92109

Six-Twenty Marketing, Inc.            440,000               11.5%
1905 S. Eastern Ave.
Las Vegas, NV  89104

Officers and Directors as
A group (3 persons)                 2,240,000               58.7%

(1) "Beneficial Owner" means having or sharing, directly or indirectly (i) voting power, which includes the power to vote or to direct the voting, or
(ii) investment power, which includes the power to dispose or to direct the disposition, of shares of the common stock of an issuer. The definition of beneficial ownership includes shares underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.
(2)  Does not include 100,000 qualified stock options issued in 2000.
(3)  Does not include 100,000 qualified stock options issued in 2000.
(4)  Does not include 100,000 qualified stock options issued in 2000.

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the name, age and position of each of the persons who were serving as executive officers and directors of the Company as of March 31, 2001:

                             POSITIONS HELD
NAME                 AGE     WITH THE CORPORATION              SINCE
----                 ---     --------------------              -----
James Wray           31      President, Chief Technical        2000
                             Officer and Director

John Castiglione     30      Chief Executive Officer,          2000
                             Treasurer and Director

Jason Sunstein       30      V.P. Finance, Secretary           2000
                             And Director

Paul Goss            44      Legal Counsel                     2000

Aaron Klein          30      Advisory Board Member             2000

Matt Wells           28      Advisory Board Member             2000

Douglas Morgan       42      Advisory Board Member             2001

Set forth below is biographical information about each of the Company's executive officers, directors and advisory board members.

JAMES WRAY. Mr. Wray brings several years of IT, Sales and Management experience from such companies as TSR Wireless, Metrocall and McArthur Sports. The last several years his focus has been WAN and IP based networks specializing in VPN technology. Most recently at Minolta Business Solutions, as a Network Consultant where he pioneer the technology integration division at Minolta in San Diego bringing it to the number one
branch in the company for sales.   He holds a BA in Economics from San
Diego State University.

JOHN CASTIGLIONE. Mr. Castiglione brings several years of sales, marketing, and management experience from such companies as Starbucks Inc., TSR Wireless, and ICG Communications, the last 7 years focusing in wireless and Telecommunications. Most recently at Fujitsu Business Communications Systems, he served on the team to bring the company's new VoIP products and services to market. He has an extensive background in selling and marketing to the Internet Service Provider community, and is well versed in voice, data and integrated products as well as traditional switched network telecommunications products. He attended San Diego State University where he studied Business as well as Industrial and Organizational Psychology.

JASON SUNSTEIN. Mr. Sunstein has been Vice President of Finance and Secretary of the Company since it's founding. He is also Senior Vice President of and Secretary for Tri-National Development Corp., a publicly traded international real estate development, sales and management company, since 1989, and Senior Vice President and Secretary of its mortgage
subsidiary, TND Real Estate Loan Management, LLC.   He has been
instrumental in all aspects of financing and long-term planning for Tri-National Development Corp. and its subsidiaries. Mr. Sunstein attended San Diego State University where he majored in Finance and is a licensed securities broker.

PAUL G. GOSS. Mr. Goss has been legal counsel to the Company since September of 2000. Mr. Goss has been the Executive Vice President and General Counsel for One Capital Corporation, a private merchant bank with offices in New York and Denver since 1990. Prior to joining One Capital Corporation, Mr. Goss was engaged in the private practice of law in Denver, Colorado with a concentration in real estate, corporate and securities law. He is a member of the Denver and Colorado Bar Associations. Mr. Goss has a Masters in Business Administration in addition to his law degree from the University of Denver.

ADVISORY BOARD MEMBERS

The Company has assembled a team of advisors to consult the Company from time to time on various business matters. The following are key members of the advisory team:

MATT WELLS   Mr. Wells brings several years of technology related
experience in the fields of public relations, marketing and writing. Currently, he works with Red Herring

Communications as a Junior Analyst in the newly formed Red Herring Research division, where he analyzes and develops research reports on various Internet related topics. Prior to that, Mr. Wells was a Reporter for RED HERRING magazine, where he wrote profiles of private and publicly traded companies, covering various sectors including superconductors, communications hardware and peer-to-peer networking. Prior to joining Red Herring, Mr. Wells served as the Public Relations and Marketing Communications Manager for Katiesoft, a desktop software startup. In his role at Katiesoft, he was responsible for the development of company literature, tradeshow and conference planning and communication with media and analysts. Prior to that, he served as an Account Manager with Alexander Ogilvy Public Relations, a high-tech public relations agency. While there, he worked on several accounts including Ascend Communications and Covad Communications, managing press activities as well as writing press releases, presentations and media plans. Mr. Wells holds a BA in English from San Diego State University.

AARON KLEIN. Mr. Klein has an extensive background in both Voice and Data products. He was originally a technical consultant with ICG Communications in San Diego eventually taking on Sales and Management roles. He has received several awards and much recognition in the Telecommunications industry. He also has extensive contacts within the Internet Service Provider community.

DOUGLAS MORGAN. Mr. Morgan joined the Company in 1989 as a shareholder and in September of 1998 as a consultant for internet marketing, web design and computer software, hardware and networking. Mr. Morgan is a Magna Cum Laude graduate from both Massachusetss Institute of Technology with a Bachelors Degree and Stanford University with a Masters Degree, both in Computer Science and Electrical Engineering. He has over 25 years of experience in the computer industry with an early background in programming, design and project management with companies such as Computer Sciences Corp., Hughes, NCR and Hewlett Packard.

The Company does not have a standing audit or nominating committee of its board of directors, or committees performing similar functions. However, the Company plans to form such committees, as it is a requirement for listing on most exchanges and NASDAQ.

No director of the Company is also a director of any company registered pursuant to Section 12 of the Securities Act of 1934 or any company registered as an investment company under the Investment Company Act of 1940.

ITEM 6.   EXECUTIVE COMPENSATION

The Company has granted stock options to members of the board of directors in 2000, outlined below. The stock options were issued pursuant to the approval of the Company's 2000 Equity Incentive Plan by the Company's shareholders at an Extraordinary Meeting of the Shareholders held December 29, 2000. Other than these stock options, the Company does not pay compensation to its directors, nor does it maintain any pension, retirement or other arrangement.

Total compensation paid to officers of the Company for its past three fiscal years is set forth below:

                       SUMMARY COMPENSATION TABLE

                                                                    Long Term Compensation
                                                                 ------------------------------
                     Annual Compensation                             Awards        Payouts
-----------------------------------------------------------------------------------------------

                                                    Other                 Securities             All
Name                                                Annual    Restricted    Under-              Other
and                                                 Compen-     Stock       lying     LTIP      Compen-
Principal            Year                           sation     Award(s)    Options  Payouts     sation
Position             2000  Salary ($)   Bonus ($)     ($)        ($)         (#)      ($)        ($)
----------------------------------------------------------------------------------------------------------

James Wray           0       0            0           0          100,000     0        0           0
John Castiglione     0       0            0           0          100,000     0        0           0
Jason Sunstein       0       0            0           0          100,000     0        0           0


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Sunstein, the Company's Vice President of Finance and Secretary and a Director, is also Senior Vice President and Secretary of Tri-National Development Corp., the seller of the 50 acres the Company purchased in June of 1998 for $3,000,000 (See Item 3 - Description of Property).

ITEM 8.   DESCRIPTION OF SECURITIES

The authorized capital of the Company includes 100,000,000 shares of common stock without par value, 100,000 Class A Preferred shares with a par value of $1.00 and 10,000,000 Class B Preferred shares with a par value of $1.00.


The Company's transfer agent is Interwest Transfer Co. in Salt Lake City, Utah. Their phone is 801-272-9294.

COMMON STOCK

The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

The holders of the Company's common stock have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

As of March 31, 2001, 3,815,709 shares of Company's common stock were issued and outstanding.

CLASS A PREFERRED STOCK

The Company has authorized 100,000 Class A preferred shares with a Par Value of $1.00. and 10,000,000 Class B with a Par Value of $1.00. As of March 31, 2001, no shares of the Company's Class A Preferred shares were issued and outstanding.

CLASS B PREFERRED STOCK

The Company has authorized 10,000,000 Class B with a Par Value of $1.00. As of March 31, 2001, 3,000,000 shares of the Company's Class B Preferred shares were issued and outstanding to Tri-National Development Corp. for the acquisition of 50 acres of real property (See Item 3. Description of Property).

                                 PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

PRINCIPAL MARKET OR MARKETS

The Company's Common Stock is quoted on the Non-OTC Bulletin Board under the symbol, VPER.

Upon the effective date of this Form 10-SB, the Company plans to file an application to the National Association of Securities Dealers (NASD) for the trading of its common shares on the National Association of Securities Dealer Automated Quotation System (NSADAQ) Small Cap market. Although the Company believes it does or will meet the listing requirements at the date of application, there can be no assurance that the Company will be successful in its efforts.

APPROXIMATE NUMBER OF HOLDERS OF COMMON STOCK

As of March 31, 2001, there were 114 record holders and an additional estimated 150 beneficial holders of VIPER's Common Stock.

DIVIDENDS

The Company has paid no cash dividends on its Common Stock and has no present intention of paying cash dividends in the foreseeable future. It is the present policy of the Board of Directors to retain all earnings to provide for the growth of the Company. Payment of cash dividends in the future will depend upon, among other things, the Company's future earnings, requirements for capital improvements and financial condition.

ITEM 2.   LEGAL PROCEEDINGS

None.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

In December of 2000, the Company placed 550,000 restricted common shares of the Company for gross proceeds of $55,000.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

The By-Laws of the Company provide for indemnification of officers and directors. The specific provision of the By-Laws related to such indemnification is outlined in the Company's By-Laws (See Exhibit 3.1).

                                PART III

ITEM 1.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this Report:

                          VIPER NETWORKS, INC.
                             AND SUBSIDIARY
                     (Formerly Taig Ventures, Inc.)
                      (A Development Stage Company)

                    CONSOLIDATED FINANCIAL STATEMENTS

                            December 31, 2000

                             C O N T E N T S


Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . 31

Consolidated Balance Sheet . . . . . . . . . . . . . . . . . . . .32 - 33

Consolidated Statement of Operations . . . . . . . . . . . . . . . . . 34

Consolidated Statement of Stockholders' Equity (Deficit) . . . . . . . 35

Consolidated Statement of Cash Flows . . . . . . . . . . . . . . . . . 36

Notes to the Consolidated Financial Statements . . . . . . . . . .37 - 45

                      INDEPENDENT AUDITORS' REPORT
                      ----------------------------

Board of Directors
Viper Networks, Inc. and Subsidiary
(Formerly Taig Ventures, Inc.)
(A Development Stage Company)
San Diego, California

We have audited the accompanying consolidated balance sheet of Viper Networks, Inc. and Subsidiary (formerly Taig Ventures, Inc.) (a development stage company) as of December 31, 2000 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31, 2000 and from inception on September 15, 2000 through December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Viper Networks, Inc. and Subsidiary (formerly Taig Ventures, Inc.) (a development stage company) as of December 31, 2000, and the consolidated results of their operations and their cash flows for the year ended December 31, 2000 and from inception on September 15, 2000 through December 31, 2000, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 2 to the consolidated financial statements, the Company is a development stage company with no significant operating results since inception, raising substantial doubt about its ability to continue as a going concern. management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



HJ & Associates, LLC
Salt Lake City, Utah
June 7, 2001

                   VIPER NETWORKS, INC. AND SUBSIDIARY
                     (Formerly Taig Ventures, Inc.)
                      (A Development Stage Company)
                       Consolidated Balance Sheet


                                 ASSETS
                                 ------

                                                           December 31,
                                                              2000
                                                           -----------

CURRENT ASSETS

  Cash and cash equivalents                                $      -
                                                           -----------

    Total Current Assets                                          -
                                                           -----------

OFFICE FURNITURE AND EQUIPMENT (Note 1)                         10,136
                                                           -----------

OTHER ASSETS

  Undeveloped land (Note 3)                                    125,000
                                                           -----------

    Total Other Assets                                         125,000
                                                           -----------

    TOTAL ASSETS                                           $   135,136
                                                           ===========









         The accompanying notes are an integral part of these consolidated financial statements.

                   VIPER NETWORKS, INC. AND SUBSIDIARY
                     (Formerly Taig Ventures, Inc.)
                      (A Development Stage Company)
                 Consolidated Balance Sheet (Continued)


             LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
             ----------------------------------------------

                                                           December 31,
                                                              2000
                                                           -----------

CURRENT LIABILITIES

  Cash overdraft                                           $     7,343
  Accounts payable                                              13,347
  Loan from related party (Note 5)                              20,655
  Taxes payable                                                    446
  Capital lease obligations, current portion (Note 4)            1,987
  Stock subscription deposit (Note 6)                            1,500
                                                           -----------

    Total Current Liabilities                                   45,278
                                                           -----------

LONG-TERM DEBT

  Accrued interest (Note 8)                                  1,049,178
  Capital lease obligations (Note 4)                             8,149
                                                           -----------

    Total Long-Term Debt                                     1,057,327
                                                           -----------

    Total Liabilities                                        1,102,605
                                                           -----------

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY (DEFICIT)

  Preferred stock: Class A, authorized 100,000 shares
   at $1.00 par value, -0- shares issued and
   outstanding (Note 8)                                           -
  Preferred stock: Class B, authorized 10,000,000 shares
   at $1.00 par value, 3,000,000 shares issued and
   outstanding (Note 8)                                      3,000,000
  Common stock: 100,000,000 shares authorized of
   $0.001 par value, 3,565,786 shares issued and outstanding     3,566
  Additional paid-in capital (deficit)                      (3,898,716)
  Accumulated deficit                                          (72,319)
                                                           -----------

    Total Stockholders' Equity (Deficit)                      (967,469)
                                                           -----------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)   $   135,136
                                                           ===========



         The accompanying notes are an integral part of these consolidated financial statements.

                   VIPER NETWORKS, INC. AND SUBSIDIARY
                     (Formerly Taig Ventures, Inc.)
                      (A Development Stage Company)
                  Consolidated Statement of Operations

                                                               From
                                                           Inception on
                                                           September 15,
                                                           2000 Through
                                                           December 31,
                                                               2000
                                                           -----------

NET SALES                                                  $      -
                                                           -----------

EXPENSES

  General and administrative                                    14,532
                                                           -----------

    Total Expenses                                              14,532
                                                           -----------

LOSS BEFORE OTHER EXPENSE                                      (14,532)
                                                           -----------

OTHER EXPENSE

  Interest expense                                             (57,787)
                                                           -----------

    Total Other Expense                                        (57,787)
                                                           -----------

NET LOSS                                                   $   (72,319)
                                                           ===========

BASIC LOSS PER SHARE                                       $     (0.01)
                                                           ===========

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                8,512,834
                                                           ===========



         The accompanying notes are an integral part of these consolidated financial statements.

                   VIPER NETWORKS, INC. AND SUBSIDIARY
                     (Formerly Taig Ventures, Inc.)
                      (A Development Stage Company)
         Consolidated Statement of Stockholders Equity (Deficit)


                                                                                                Deficit
                                                                                Additional    Accumulated
                                Preferred Stock            Common Stock           Paid-In      During the
                            -----------------------   -----------------------     Capital     Development
                              Shares       Amount       Shares       Amount      (Deficit)       Stage
                            ----------   ----------   ----------   ----------   -----------   -----------
Balance, September 15, 2000
 (inception)                      -      $     -            -      $     -      $      -      $     -

Common stock issued to founders
 for cash at $0.00 per share      -            -       3,000,000        3,000        (3,000)        -


Recapitalization             3,000,000    3,000,000      565,786          566    (3,895,716)        -

Net loss for the year ended
 December 31, 2000                -            -            -            -             -          (72,319)
                            ----------   ----------   ----------   ----------   -----------   -----------

Balance, December 31, 2000   3,000,000   $3,000,000    3,565,786   $    3,566   $(3,898,716)  $   (72,319)
                            ==========   ==========   ==========   ==========   ===========   ===========









         The accompanying notes are an integral part of these consolidated financial statements.

                   VIPER NETWORKS, INC. AND SUBSIDIARY
                     (Formerly Taig Ventures, Inc.)
                      (A Development Stage Company)
                  Consolidated Statement of Cash Flows

                                                               From
                                                           Inception on
                                                           September 15,
                                                           2000 Through
                                                           December 31,
                                                               2000
                                                           -----------

CASH FLOWS FROM OPERATING ACTIVITIES:

  Net loss                                                 $   (72,319)

  Changes in assets and liabilities:
    Increase in accrued interest                                57,787
                                                           -----------

      Net Cash (Used) by Operating Activities                  (14,532)
                                                           -----------

CASH FLOWS FROM INVESTING ACTIVITIES                              -
                                                           -----------

CASH FLOWS FROM FINANCING ACTIVITIES

  Increase in cash overdraft                                     7,343
  Cash acquired in reverse acquisition                              34
  Stock subscription deposit                                     1,500
  Loan from related party                                        5,655
                                                           -----------

      Net Cash Provided by Financing Activities                 14,532
                                                           -----------

NET INCREASE (DECREASE) IN CASH                                   -

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                    -
                                                           -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                   $      -
                                                           ===========

SUPPLEMENTAL SCHEDULE OF CASH FLOW ACTIVITIES

CASH PAID FOR:

  Interest                                                 $      -
  Income taxes                                             $      -

NON-CASH INVESTING AND FINANCING ACTIVITIES

  Equipment purchased by capital lease                     $    10,136



         The accompanying notes are an integral part of these consolidated financial statements.

                   VIPER NETWORKS, INC. AND SUBSIDIARY
                     (Formerly Taig Ventures, Inc.)
                      (A Development Stage Company)
             Notes to the Consolidated Financial Statements
                            December 31, 2000

NOTE 1 -  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.  Organization

     The consolidated financial statements presented are those of Viper Networks, Inc. and its wholly-owned Subsidiary (the Company).

     The Company has had limited activities since inception and is considered a development stage company because no significant revenues have been realized and planned principal operations have not yet commenced. The Company is a multi-faceted telecommunications integration and network services company based in San Diego, California that offers, sells and markets e-commerce unified messaging and other Internet Protocol (IP) products and services.

     Viper Networks, Inc. (Viper) was incorporated on September 15, 2000 under the laws of the State of California to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of California.

     Taig Ventures, Inc. (Taig) (formerly Baja Pacific International, Inc.) was incorporated under the laws of the State of Utah on February 28, 1983.

     On November 15, 2000, Taig and Viper completed an Agreement and Plan of Merger whereby Taig issued 3,000,000 shares of its common stock in exchange for all of the outstanding common stock of Viper. Immediately prior to the Agreement and Plan of Merger, Taig had 565,786 shares of common stock issued and outstanding. The acquisition was accounted for as a recapitalization of Viper because the shareholders of Viper controlled Taig after the acquisition. Viper was treated as the acquiring entity for accounting purposes and Taig was the surviving entity for legal purposes.

     b.  Accounting Method

     The Company's consolidated financial statements are prepared using the
     accrual method of accounting.   The Company has elected a December 31,
     year end.

     c.  Cash and Cash Equivalents

     Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

     d.  Basic and Diluted Loss per Share

                                                             For the
                                                           Year Ended
                                                           December 31,
                                                               2000
                                                           -----------


     Loss (numerator)                                      $   (72,319)

     Shares (denominator)                                    8,512,834
                                                           -----------

     Per share amount                                      $     (0.01)
                                                           ===========

           VIPER NETWORKS, INC. AND SUBSIDIARY AND SUBSIDIARY
                     (Formerly Taig Ventures, Inc.)
                      (A Development Stage Company)
             Notes to the Consolidated Financial Statements
                            December 31, 2000


NOTE 1 -  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          (Continued)

     d.  Basic and Diluted Loss per Share (Continued)

     The computations of basic loss per share of common stock are based on the weighted average number of shares outstanding during the period of the consolidated financial statements. Common stock equivalents have not been included in the calculation as their effect is antidilutive for the period presented.

     e.  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     f.  Provision for Taxes

     At December 31, 2000, the Company had an accumulated deficit of $72,319 which includes net operating loss carryforwards that may be offset against future taxable income through 2020. No tax benefit has been reported in the consolidated financial statements as the Company believes there is a 50% or greater chance the net operating loss carryforwards will expire unused. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

     The income tax benefit differs from the amount computed at the federal statutory rates of approximately 38% as follows:

                                                             For the
                                                           Year Ended
                                                           December 31,
                                                               2000
                                                           -----------

     Income tax benefit at statutory rate                  $    27,481
     Change in valuation allowance                             (27,481)
                                                           -----------

                                                           $      -
                                                           ===========
     Deferred tax assets (liabilities) are comprised of the following:

     Income tax benefit at statutory rate                  $    27,481
     Change in valuation allowance                             (27,481)
                                                           -----------

                                                           $      -
                                                           ===========

                   VIPER NETWORKS, INC. AND SUBSIDIARY
                     (Formerly Taig Ventures, Inc.)
                      (A Development Stage Company)
             Notes to the Consolidated Financial Statements
                            December 31, 2000


NOTE 1 -  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          (Continued)

     f.  Provision for Taxes (Continued)

     Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in the future.

     g.  Property and Equipment

     Property and equipment are stated at cost. Expenditures for small tools, ordinary maintenance and repairs are charged to operations as incurred. major additions and improvements are capitalized.
     Depreciation is computed using the straight-line method over estimated useful lives as follows:

          Office furniture and equipment       3 to 5 years

     Depreciation expense for the year ended December 31, 2000 was $-0-

     h.  Revenue Recognition

     The Company currently has no source of revenues. Revenue recognition policies will be determined when operations begin.

     i.  Long Lived Assets

     All long lived assets are evaluated yearly for impairment per SFAS
     121. Any impairment in value is recognized as an expense in the period when the impairment occurs.

     j.  Changes in Accounting Principle

     The Company has adopted the provisions of FASB Statement No. 138 "Accounting for Certain Derivative Instruments and Hedging Activities, (an amendment of FASB Statement No. 133.)" Because the Company had adopted the provisions of FASB Statement No. 133, prior to June 15, 2000, this statement is effective for all fiscal quarters beginning after June 15, 2000. The adoption of this principle had no material effect on the Company's consolidated financial statements.

                   VIPER NETWORKS, INC. AND SUBSIDIARY
                     (Formerly Taig Ventures, Inc.)
                      (A Development Stage Company)
               Notes to the Consolidated Financial Statements
                            December 31, 2000


NOTE 1 -  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          (Continued)

     j.  Changes in Accounting Principle (Continued)

     The Company has adopted the provisions of FASB Statement No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of FASB Statement No. 125.)" This statement provides accounting and reporting standard for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, the transfer of financial assets, the Company recognized the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of this principle had no material effect on the Company's consolidated financial statements.

     The Company has adopted the provisions of FIN 44 "Accounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No. 25.)" This interpretation is effective July 1, 2000. FIN 44 clarifies the application of Opinion No. 25 for only certain issues. It does not address any issues related to the application of the fair value method in Statement No. 123. Among other issues, FIN 44 clarifies the definition of employee for purposes of applying Opinion 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and accounting for an exchange of stock compensation awards in a business combination. The adoption of this principle had no material effect on the Company's consolidated financial statements.

     k.  Principles of Consolidation

     The consolidated financial statements include those of Viper Networks, Inc. (Viper) and its wholly-owned subsidiary, Taig Ventures, Inc.
     (Taig). All significant intercompany accounts and transactions have been eliminated.

                   VIPER NETWORKS, INC. AND SUBSIDIARY
                     (Formerly Taig Ventures, Inc.)
                      (A Development Stage Company)
             Notes to the Consolidated Financial Statements
                            December 31, 2000

NOTE 1 -  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          (Continued)

     l.  Concentrations of Risk - Foreign Operations

     The Company owns 50 acres of real property where it plans to sell lots for residential development and build a communications facility. The property is located in Mexico which has a developing economy. Hyperinflation, volatile exchange rates and rapid political and legal change, often accompanied by military insurrection, have been common in this and certain other emerging markets in which the Company may conduct operations. The Company may be materially adversely affected by possible political or economic instability in Mexico. The risks include, but are not limited to terrorism, military repression, expropriation, changing fiscal regimes, extreme fluctuations in currency exchange rates, high rates of inflation and the absence of industrial and economic infrastructure. Changes in land development or investment policies or shifts in the prevailing political climate in Mexico in which the Company plans to sell lots for residential development and build a communications facility could adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to development restrictions, price controls, export controls, income and other taxes, expropriation of property, maintenance of claims, environmental legislation, labor, welfare, benefit policies, land use, land claims of local residents, water use and mine safety. The effect of these factors cannot be accurately predicted.

NOTE 2 -  GOING CONCERN

     The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred a loss for the year ended December 31, 2000 which has resulted in an accumulated deficit of $72,319 at December 31, 2000 and has no significant operations which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty. It is the intent of management to seek additional financing through new stock issuances and lines of credit. The Company also plans to negotiate with various Internet Service Providers (ISP) to develop strategic partnerships to resell the Company's various products and services to the ISP's existing customer base.

NOTE 3 -  UNDEVELOPED LAND

     Undeveloped land consists of the following at December 31, 2000:

          Hills of Bajamar                                 $   125,000
                                                           -----------

          Net Land Value                                   $   125,000
                                                           ===========

                   VIPER NETWORKS, INC. AND SUBSIDIARY
                     (Formerly Taig Ventures, Inc.)
                      (A Development Stage Company)
             Notes to the Consolidated Financial Statements
                            December 31, 2000


NOTE 3 -  UNDEVELOPED LAND (Continued)

     During September 1998, the Company purchased from a related party 50 acres of real property known as the Hills of Bajamar, located in Ensenada, Mexico that is valued at predecessor cost. The property was purchased to sell lots for residential development and build a communications facility for residents in the surrounding area.

NOTE 4 -  CAPITAL LEASES

     The Company leases certain equipment with lease terms through December 2004. Obligations under these capital leases have been recorded in the accompanying consolidated financial statements at the present value of future minimum lease payments.

     Obligations under capital leases at December 31, 2000 consisted of the following:

                                                           December 31,
                                                               2000
                                                           -----------


          Total                                            $    10,136
          Less: current portion                                 (1,987)
                                                           -----------

          Long-term portion                                $     8,149
                                                           ===========

     The future minimum lease payments under these capital leases and the net present value of the future minimum lease payments are as follows:

          Year Ending
          December 31,
          ------------

              2001                                         $     3,406
              2002                                               3,406
              2003                                               3,405
              2004                                               3,405
                                                           -----------

          Total future minimum lease payments                   13,622

          Less amount representing interest                     (3,486)
                                                           -----------

          Present value of future minimum lease payments   $    10,136
                                                           ===========

                   VIPER NETWORKS, INC. AND SUBSIDIARY
                     (Formerly Taig Ventures, Inc.)
                      (A Development Stage Company)
             Notes to the Consolidated Financial Statements
                            December 31, 2000


NOTE 5 -  RELATED PARTY TRANSACTIONS

     Loans from shareholders are non-interest bearing and have no fixed terms of repayment. The total amount owed to shareholders at December 31, 2000 was $5,655.

     In the settlement of debt for past wages, the Company has a $15,000 note that is the remaining portion due to the former president. The note is non-interest bearing, unsecured and is payable on or before June 30, 2001.

NOTE 6 -  STOCK SUBSCRIPTION DEPOSIT

     As of December 31, 2000, the Company had received a total of $1,500 for the purchase of 15,000 shares of common stock. The 15,000 shares were issued subsequent to December 31, 2000. The $1,500 is being shown as a stock subscription deposit at December 31, 2000.

NOTE 7 -  COMMITMENTS AND CONTINGENCIES

     Operating Lease Obligation
     --------------------------

     In October 2000, the Company entered into a month-to-month lease for its office space. Rent expense for the year ended December 31, 2000 was $1,684.

     Equity Incentive Plan
     ---------------------

     In December 2000, Company's board of directors adopted an equity incentive plan for all employees, directors, advisors and consultants of the Company. The plan currently may grant stock options or awards at a maximum of 1,500,000 shares. No options or awards have yet been granted.

NOTE 8 -  PREFERRED STOCK

     a.  Preferred Stock - Class A

     The Company has authorized 100,000 shares of non-voting Class A preferred stock, at a par value of $1.00 per share. These shares are convertible into common stock at a ratio of 500 shares of common stock for each share of Class A preferred stock. There were no shares issued and outstanding at December 31, 2000.

                   VIPER NETWORKS, INC. AND SUBSIDIARY
                     (Formerly Taig Ventures, Inc.)
                      (A Development Stage Company)
             Notes to the Consolidated Financial Statements
                            December 31, 2000


NOTE 8 -  PREFERRED STOCK (Continued)

     b.  Preferred Stock - Class B

     The Company has authorized 10,000,000 shares of non-voting Class B preferred stock, at a par value of $1.00 per share. These shares accumulate interest at a rate of 15% per annum and are convertible into common stock at a $1.00 per share or the market price for the 10 day average prior to the date of conversion, whichever is less, but in no event less than 75 cents per share. The conversion date is at the option of the Company, however, no sooner than 12 months from the first day that the common stock of the Company is publicly traded. There were 3,000,000 shares issued and outstanding at December 31, 2000.

     The accumulated interest as of December 31, 2000 was $1,049,178. The interest continues to accumulate, however, all interest accumulated after November 15, 2000 will be contributed back to the Company by the shareholder. Since the date of conversion is beyond twelve months, the accrued interest is classified as long-term debt.

     The shareholder also has stock warrants to purchase an additional 1,000,000 common shares for a period of one year from the date of conversion for the same price as the preferred shares can be converted. Since there is no market price and the warrants cannot be valued, the warrant shares are considered to have no value.

NOTE 9 -  COMMON STOCK TRANSACTIONS

     On December 29, 2000, the Company approved a reverse-split of its common stock on a 1-for-12 basis leaving 3,565,786 shares issued and outstanding. All references to common stock have been retroactively restated.

NOTE 10 -SUBSEQUENT EVENTS

     Subsequent to December 31, 2000, the Company issued a total of 541,550 shares of common stock for $48,500 in cash and $5,655 in related party debt at $0.10 per share.

     On January 1, 2001, the Company entered into an employment agreement with the President/Chief Technical Officer of the Company.
     Compensation for services is at the monthly rate of $3,000. The agreement and employment continues indefinitely but may be terminated at any time.

     On January 1, 2001, the Company entered into an employment agreement with the Vice President of Sales/Chief Executive Officer of the Company. Compensation for services is at the monthly rate of $3,000. The agreement and employment continues indefinitely but may be terminated at any time.

                   VIPER NETWORKS, INC. AND SUBSIDIARY
                     (Formerly Taig Ventures, Inc.)
                      (A Development Stage Company)
             Notes to the Consolidated Financial Statements
                            December 31, 2000


NOTE 10 - SUBSEQUENT EVENTS (Continued)

     On January 1, 2001, the Company entered into an employment agreement with the Vice President of Finance/Secretary of the Company.
     Compensation for services is at the monthly rate of $3,000. The agreement and employment continues indefinitely but may be terminated at any time.

     In February 2001, the Company entered into a 36-month lease agreement for computer hardware. The monthly lease payments are $368.

EXHIBITS

No.       Exhibit
---       -------

3.1 Articles of Incorporation filed with the Utah Secretary of State on February 28, 1983.

3.2 Amendment to the Articles of Incorporation filed with the Utah Secretary of State on January 11, 2001.

3.3       Corporate Bylaws

10.1 Securities Purchase Agreement and Plan of Reorganization, dated November 15, 2000, between Taig Ventures, Inc., a Utah corporation, and Viper Networks, Inc., a California corporation.

10.2 2000 Equity Incentive Stock Plan, dated December 29, 2000, pursuant to the Registrant's definitive proxy, Dated December 29, 2000.

10.3 Employment Agreement between James Wray and Viper Networks, Inc., dated October 31, 2000.

10.4 Employment Agreement between John Castiglione and Viper Networks, Inc., dated October 31, 2000.

10.5 Employment Agreement between Jason Sunstein and Viper Networks, Inc., dated October 31, 2000.

10.6 Agreement of Purchase and Sale of Assets for 50 acres, dated April 30, 1998, between Tri-National Development Corp. and Taig Ventures, Inc.

10.7 Amendment to Agreement of Purchase and Sale of Assets, dated November 15, 2000, between Tri-National Development Corp. and Viper Networks, Inc. (formerly Taig Ventures, Inc.)

19.1      Definitive Proxy Statement dated December 29, 2000.



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
                               SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   VIPER NETWORKS, INC.


Date:   June 26, 2001              By:   /S/ JAMES WRAY
                                        James Wray, President


In accordance the Exchange Act, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Date:  June 26, 2001               By:  /S/ JOHN CASTIGLIONE
                                        John Castiglione,
                                        Vice President, Director
                                        and Treasurer

Date:  June 26, 2001               By:  /S/ JASON SUNSTEIN
                                        Jason Sunstein,
                                        Vice President, Director
                                        And Secretary



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